UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C
(Address of principal executive office)

Registrant’s phone number, including area code
+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Share Capital Reduction and Reorganization.

As previously disclosed, on July 13, 2026, Lion Group Holding Ltd. (Nasdaq: LGHL) (the “Company”) held its Annual General Meeting of Shareholders, where shareholders approved a series of resolutions to reduce and reorganize the Company’s share capital (the “Share Capital Reduction and Reorganization”). These resolutions included: (i) a share capital reduction, (ii) a subdivision of authorised but unissued shares, (iii) a cancellation of unissued shares, and (iv) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association.

On July 21, 2026, the Company filed the relevant minute and its Amended and Restated Memorandum and Articles of Association reflecting the Share Capital Reduction and Reorganization with the Registrar of Companies in the Cayman Islands (the “ROC”). On September 2, 2026, the ROC approved the Share Capital Reduction and Reorganization with retrospective effect to the filing date, and accordingly, the Share Capital Reduction and Reorganization became effective on July 21, 2026. A copy of the certificate issued by the ROC and Amended and Restated Memorandum and Articles of Association reflecting the Share Capital Reduction and Reorganization are attached hereto respectively as Exhibits 3.1 and 3.2 and incorporated herein by reference.

As a result, and pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the Company’s authorized share capital is now US$20,000,000 divided into 200,000,000,000,000 ordinary shares with a par value of US$0.0000001 each, comprising 192,497,500,000,000 Class A ordinary shares, 7,500,000,000,000 Class B ordinary shares and 2,500,000,000 preferred shares, of US$0.0000001 par value each.

EXHIBIT INDEX

Exhibit 3.1	ROC Certificate
Exhibit 3.2	Amended and Restated Memorandum and Articles of Association of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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